Exhibit 99.1

Concorde International Group Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

SINGAPORE, July 8, 2026 (GLOBE NEWSWIRE) -- Concorde International Group Ltd. (Nasdaq: YOOV) (the “Company”), an integrated provider of technology-enabled security solutions, today announced that the Company received a notification letter (the “Notification Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), dated July 1, 2026, notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure upon the receipt of a deficiency notification.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

The Notification Letter does not impact the Company’s listing on The Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until December 28, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by December 28, 2026, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company’s business operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About Concorde International Group

Concorde International Group Ltd (Nasdaq: YOOV), established in 1997, is a business-model-driven provider of security solutions and services, supported by advanced integrated technology enabling cluster surveillance of properties and assets with 24/7 system availability and real-time response. The Group offers the i-Guarding suite of smart solutions, including the patented i-Facility Sprinter (IFS), a mobile platform operating on its proprietary Cluster® aggregation to deliver one-of-its kind innovative security and facility maintenance services. The IFS is protected by patents in more than 29 jurisdictions worldwide.

The Company further integrates its Artificial Intelligence-as-a-Service (AIaaS) capabilities, enabling organisations to deploy advanced AI-driven solutions without significant infrastructure investment. The company’s comprehensive offerings transform traditional security models to deliver enhanced operational performance, consistency, scalability, and cost-efficiency across multiple sectors.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement and annual report filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

Concorde International Group Ltd

Email: investor-relations@concordesecurity.com